

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2012

John Williams
Chairman and Chief Executive Officer
Shearson American REIT, Inc.
1059 Redondo Blvd.
Los Angeles, CA 90019

> **Re: Shearson American REIT, Inc.**
> **Amendment No. 7 to Registration Statement on**
> **Form 10**
> **Filed December 7, 2012**
> **File No. 000-29627**

Dear Mr. Williams:

We have reviewed Amendment No.6 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please incorporate your responses to these comments, as applicable, in your future Exchange Act periodic reports.

General

1.   We note your responses to comments 2 and 3 of our letter dated September 21, 2012. We note your disclosure on page 3 that you "need to become a fully reporting SEC Company with securities qualified for quotation on the OTCBB before proceeding in any more formal manner." Please discuss the basis for this belief.

2.   We note the disclosure in the penultimate bullet point on page 4 regarding capital to be raised by the end of 2013. Considering you are not in the process of registering a public offering, please elaborate and provide the basis for your expectations disclosed in this bullet point. Explain how you will raise needed funds.

Item 1. Business, page 1

Organization, page 1

Shearson American REIT, Inc., page 5

3.	We note that you intend to be the limited partner of your partnership and that your advisor will be the general partner. Please explain why you are structuring your partnership in this manner. Please disclose any conflicts that this structure may present and disclose what will occur if you decide to terminate your advisor. Please add risk factors, as appropriate, to address the risks associated with this structure.

Organizational Structure, page 6

4.	Please revise the chart so that it is legible. Additionally, please identify the members of management and their share holdings and the amount currently held by public stockholders.

HUD Mortgage Insurance for Rental and Cooperative Housing…., page 12

5.	Please revise to begin this subsection by disclosing that you have no arrangements in place for HUD financing. You describe yourself as an "eligible non-MAP applicant." Clarify if you have already applied and the significance of such designation.

Valuation of Portfolio Investments, page 15

6.	We note your response to comment 12. Please clarify how you will notify shareholders of your net asset value and whether you intend to update this disclosure if there is a material change in such value.

Material Federal Income Tax Considerations, page 17

7.	Please tell us why you have described the consequences of redemptions on page 28 if you do not have a redemption program in place, as indicated by your response to comment 5.

8.	Please clarify how you determined that you will qualify as a REIT considering the shares deemed to be beneficially owned by WJS Irrevocable Trust and John Williams.

Item 5. Directors and Executive Officers, page 64

Our Advisor, Advisory Agreement and Advisor Compensation, page 66

Fees, page 68

9.   In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and quantify any amounts reimbursed for salaries or benefits of a named executive officer.

Other Activities of the Advisor, page 70

10.   Please disclose how the advisor will be compensated if you enter into a transaction with an affiliate.

11.   We note that your advisor may perform services for other entities. Please disclose, if true, that you may seek to internalize your advisor in the future. Please add a risk factor, if applicable, to explain that upon any internalization of your advisor, certain key employees may not remain with you but may instead remain employees of the sponsor or its affiliates. In addition, if applicable, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

Term; Termination of Agreement, page 70

12.   Please disclose whether the advisor will be entitled to any compensation in the event that the agreement is terminated. Further, please clarify what will happen to its investment in the partnership.

Item 13. Financial Statements

Note 2. Basis of Presentation and Use of Estimates, page F-4

13.   Within your financial statement disclosures addressing significant accounting policies, please provide disclosure highlighting your election to utilize the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(2) of the Jumpstart Our Business Startup Act of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

14.

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: David Walsh